SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): **March 29, 2011**

ATLANTIC CITY ELECTRIC COMPANY
(Exact name of registrant as specified in its
charter)

New Jersey	**001-3559**	**21-0398280**
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

500 North Wakefield Drive, 2nd Floor,
Newark, DE 19702
(Address of Principal Executive Offices)(Zip Code)

(302) 429-3018
Registrant's Telephone Number, Including Area Code

Not Applicable
(Former name or former address, if changed since last repo

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 8.01   Other Events.

Atlantic City Electric Company (the "Company") has entered into a Purchase Agreement, dated March 29, 2011 (the "Purchase Agreement"), with Citigroup Global Markets Inc., Scotia Capital (USA) Inc. and Wells Fargo Securities, LLC, for themselves and as representatives of the underwriters named in Schedule A of the Purchase Agreement, for the offer and sale of $200,000,000 in aggregate principal amount of First Mortgage Bonds, 4.35% Series due April 1, 2021 (the "Bonds") in an underwritten offering registered on a Registration Statement on Form S-3 (Registration No. 333-169477-01), which was filed with the United States Securities and Exchange Commission on September 20, 2010. The Purchase Agreement is filed herewith as Exhibit 1.1 and the form of Bonds is filed herewith as Exhibit 4.1. The Bonds are initially being offered to the public at a price of 99.848% of the principal amount. At the closing of the offering, which is scheduled to occur on April 5, 2011, the Company will realize, after deduction of the underwriters' discount of 0.65% of the principal amount and before deduction of offering expenses, net proceeds of approximately $198,369,000. The Company intends to use the net proceeds from this offering to repay short-term indebtedness and for general corporate purposes.

The Bonds will be issued under the Mortgage and Deed of Trust, dated January 15, 1937, between the Company and The Bank of New York Mellon (formerly known as The Bank of New York and as successor in such capacity to the Irving Trust Company), as trustee (the "Trustee"), as amended and supplemented, including pursuant to the Indenture Supplemental to Mortgage and Deed of Trust, dated as of March 29, 2011 (the "Supplemental Indenture"), relating to the issuance of the Bonds. The Supplemental Indenture is filed herewith as Exhibit 4.2.

The legality opinion of Kirk J. Emge, General Counsel of the Company, relating to the issuance of the Bonds is filed herewith as Exhibit 5.1.

Some of the underwriters or their affiliates have provided investment or commercial banking services to the Company and its affiliates, including as an underwriter of their securities, in the past and are likely to do so in the future. They receive customary fees and commissions for these services.

Item 9.01   Financial Statements and Exhibits.

(d) Exhibits

Exhibit No.	Description of Exhibit
1.1	Purchase Agreement, dated March 29, 2011, between the Company and Citigroup Global Markets Inc., Scotia Capital (USA) Inc. and Wells Fargo Securities, LLC for themselves and as representatives of the underwriters named in Schedule A thereto
4.1	Form of First Mortgage Bond, 4.35% Series due April 1, 2021 (included in Exhibit 4.2)
4.2	Indenture Supplemental to Mortgage and Deed of Trust, dated as of March 29, 2011, between the Company and the Trustee
5.1	Opinion of Kirk J. Emge

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ATLANTIC CITY ELECTRIC COMPANY

Date: April 1, 2010   By: /s/ A. J. KAMERICK
                                 Name: Anthony J. Kamerick
                                 Title: Chief Financial Officer